Mail Stop 3010

December 29, 2009

Via U.S. Mail and Facsimile 312.819.0034

Ms. Lauralee E. Martin
Executive Vice President and Chief Operating and Financial Officer
Jones Lang LaSalle Incorporated
200 East Randolph Drive
Chicago, IL 60601

> **Re:** **Jones Lang LaSalle Incorporated**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **Schedule 14A**
> **Filed April 16, 2009**
> **File No. 1-13145**

Dear Ms. Martin:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Critical Accounting Policies and Estimates

Allowance for Uncollectible Accounts Receivable, page 31

1.   We note that bad debt expense has increased substantially from the prior year and is nearly 25% of net income as of December 31, 2008. Please provide us with a more detailed explanation for the increase in bad debt expense. Further, please revise your disclosure in future filings to provide a more detailed discussion of the underlying causes of this trend and the implications and significance of this trend on your current and future financial results.

Market Risks

Foreign Exchange, page 38

2.   In future filings, please provide a sensitivity analysis for each currency that may have an individually significant impact on future earnings or tell us why such disclosure is not warranted. For example, for fiscal year ended December 31, 2008 your analysis would illustrate your exposure to the euro and British pound sterling, as these currencies underlie revenues exceeding 10% of total revenues during the fiscal year. Refer to Item 305(a)(ii)(A) of Regulation S-K.

Liquidity and Capital Resources

Contractual Obligations, page 47

3.   Please tell us whether your tabular disclosure of contractual obligations includes the Minority shareholder redemption liability related to the required repurchase of the remaining interests held by former TCM shareholders scheduled for 2010 and 2012

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 86

4.   In future filings, please provide a statement that your registered public accounting firm has issued an attestation report on your internal control over financial reporting. Refer to Item 308(a)(4) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

5.   We note that you have made certain modifications to the exact form of the required certifications including modification of the language "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please discontinue the use of these and other modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Schedule 14A – Definitive Proxy Statement

Executive Compensation, page 29

Compensation Discussion and Analysis, page 29

Determination of 2008 Annual Bonus Incentives, page 47

6.   We note that "[a]fter deliberation, the Committee decided in its judgment to pay the amounts shown in the Summary Compensation Table" with respect to annual bonus incentives. We note that for 2008, with the exception of your chief executive officer, all named executive officers received non-equity incentive plan compensation. In future filings, please revise your CD&A to explicitly discuss how and why each named executive officer received the incentive compensation that he or she did. For example, we note that each officer had individual strategic objectives established at the beginning of the year and that the compensation committee took into account each officer's ability to meet those objectives. Please describe in more detail how the committee measured achievement of the individual objectives and how individual performance was tied to the actual payout. Provide this disclosure in your future filings and tell us how you plan to comply.

7.   It appears from your disclosure that each of your named executive officers had a specific financial target to be achieved for the year with respect to that officer's business segment. We note that you have disclosed the target net income for 2008, but you have not disclosed the specific financial targets assigned to each officer. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 of Item 402(b) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at 202.551.3391 or Jennifer Gowetski, Senior Counsel, at 202.551.3401 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief